Exhibit 99.1

SCHEDULE I

Transactions in the Securities of the Issuer During the Past Sixty Days

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Cogence	6/8/2026	$0.17	(20,500)
Valence	6/8/2026	$0.17	(208,300)
Cogence	6/9/2026	$0.16	(32,600)
Valence	6/9/2026	$0.16	(329,690)
Cogence	6/10/2026	$0.15	(90,690)
Valence	6/10/2026	$0.15	(916,400)
Cogence	6/11/2026	$0.17	(37,300)
Valence	6/11/2026	$0.17	(376,300)

1 Price per Share does not include any brokerage commissions or service charges.